**AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D**

The undersigned being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D (including amendments thereto) jointly on behalf of each such party.

Dated: March 10, 2026

BCLS SB Investco, LP

By: Bain Capital Life Sciences Partners, LP,
        its general partner

By: Bain Capital Life Sciences Investors, LLC,
        its general partner

By: /s/ Adam Koppel
        Name: Adam Koppel
        Title: Partner

Bain Capital Life Sciences Fund II, L.P.

By: Bain Capital Life Sciences Investors II, LLC,
        its general partner

By: Bain Capital Life Sciences Investors, LLC,
        its manager

By: /s/ Adam Koppel
        Name: Adam Koppel
        Title: Partner

BCLS II Investco, LP

By: BCLS II Investco (GP), LLC,
        its general partner

By: Bain Capital Life Sciences Fund II, L.P.,
        its manager

By: Bain Capital Life Sciences Investors II, LLC,
        its general partner

By: Bain Capital Life Sciences Investors, LLC,
        its manager

By: /s/ Adam Koppel
        Name: Adam Koppel
        Title: Partner

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC,
        its general partner

By: /s/ Adam Koppel
        Name: Adam Koppel

Title: Authorized Signatory

BCLS II Equity Opportunities, LP

By: BCLS II Equity Opportunities GP, LLC,
its general partner

By: Bain Capital Life Sciences Fund II, L.P.,
its manager

By: Bain Capital Life Sciences Investors II, LLC,
its general partner

By: Bain Capital Life Sciences Investors, LLC,
its manager

By: /s/ Adam Koppel
Name: Adam Koppel
Title: Partner

Bain Capital Life Sciences Opportunities IV, L.P.

By: Bain Capital Life Sciences Opportunities IV GP, LLC,
its general partner

By: Bain Capital Life Sciences Fund IV, L.P.,
its sole member

By: Bain Capital Life Sciences IV General Partner, LLC,
its general partner

By: Bain Capital Life Sciences Investors, LLC,
its manager

By: /s/ Adam Koppel
Name: Adam Koppel
Title: Partner